SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                        WALKER INTERACTIVE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    931664106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                     with a copy to:
         Jonathan Gallen                             Robert G. Minion, Esq.
         450 Park Avenue                             Lowenstein Sandler PC
         28th Floor                                  65 Livingston Avenue
         New York, New York  10022                   Roseland, New Jersey  07068
         (212) 891-2132                              (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 March 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.            931664106
________________________________________________________________________________

     1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                 Jonathan Gallen
________________________________________________________________________________

     2)  Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
     3)  SEC Use Only
________________________________________________________________________________
     4)  Source of Funds (See Instructions):  WC, PF
________________________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable
________________________________________________________________________________
     6)  Citizenship or Place of Organization:           United States
________________________________________________________________________________
         Number of                                7) Sole Voting Power:        *
                                                    ----------------------------
         Shares Beneficially                      8) Shared Voting Power:      *
                                                    ----------------------------
         Owned by

         Each Reporting                           9) Sole Dispositive Power:   *
                                                     ---------------------------
         Person With:                            10) Shared Dispositive Power: *
                                                     ---------------------------
________________________________________________________________________________
    11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  500,000*
________________________________________________________________________________
    12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions):                               Not Applicable
________________________________________________________________________________
    13)  Percent of Class Represented by Amount in Row (11):     3.4%*
________________________________________________________________________________
    14)  Type of Reporting Person (See Instructions):       IA, IN
________________________________________________________________________________
* As of March 19, 2001, Pequod Investments, L.P., a New York limited partnership, was the holder of 350,000 shares of the Common Stock, par value $0.001 per share (the "Shares"), of Walker Interactive Systems, Inc. and Pequod International, Ltd., a corporation organized under the laws of the Bahamas, was the holder of 150,000 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod Investments, L.P. and Pequod International, Ltd. In addition, Mr. Gallen exercises investment control over Shares held by him and one or more third parties (collectively, the "Accounts"). As of March 19, 2001, no Shares were held in the Accounts. Thus, for the purposes of Reg. Section 240.13d-3, Mr. Gallen is deemed to beneficially own 500,000 Shares as of March 19, 2001.

Item 5.     Interest in Securities of the Issuer.
                  ------------------------------------

          Based upon Walker Interactive Systems, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, there were 14,660,579 Shares outstanding as of November 3, 2000.

          As of March 19, 2001, Pequod Investments, L.P., a New York limited partnership, was the holder of 350,000 shares of the Common Stock, par value $0.001 per share (the "Shares"), of Walker Interactive Systems, Inc. and Pequod International, Ltd., a corporation organized under the laws of the Bahamas, was the holder of 150,000 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod Investments, L.P. and Pequod International, Ltd. In addition, Mr. Gallen exercises investment control over Shares held by him and one or more third parties (collectively, the "Accounts"). As of March 19, 2001, no Shares were held in the Accounts, although Mr. Gallen effected transactions in the Accounts during the sixty days prior to such date. Thus, as of March 19, 2001, for the purposes of Reg. Section 240.13d-3, Mr. Gallen is deemed to beneficially own 500,000 Shares, or 3.4% of the Shares deemed to be issued and outstanding as of that date. Accordingly, on March 19, 2001, Mr. Gallen ceased to be the beneficial owner of more than five percent of the Shares then issued and outstanding.

          During the sixty days prior to March 19, 2001, the only transactions in Shares, or securities convertible into Shares, by Mr. Gallen or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were as follows (each of which was effected in an ordinary brokerage transaction):

                           I. Pequod Investments, L.P.

                                   (Purchases)

      Date                           Quantity                           Price

January 19, 2001                       12,500                           $1.94
February 23, 2001                      40,000                           $1.75


                                     (Sales)

      Date                          Quantity                            Price

March 1, 2001                          7,300                            $0.99
March 1, 2001                          8,600                            $1.02
March 19, 2001                       235,000                            $0.74

                         II. Pequod International, Ltd.

                                   (Purchases)

                                      None

                                     (Sales)

      Date                           Quantity                            Price

February 20, 2001                      2,200                             $1.69
February 23, 2001                     40,000                             $1.75
March 1, 2001                         15,100                             $1.02
March 1, 2001                          4,000                             $0.95
March 19, 2001                        65,300                             $0.74


                                III. The Accounts

                                   (Purchases)

                                      None

                                     (Sales)

      Date                           Quantity                            Price

February 13, 2001                      5,000                             $2.00
February 15, 2001                      5,000                             $1.70
February 27, 2001                      3,100                             $1.69
February 27, 2001                      5,000                             $1.75
February 28, 2001                      1,900                             $1.37
March 1, 2001                         30,000                             $1.02

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           As of March 19, 2001


                                           /s/ Jonathan Gallen

                                           Jonathan  Gallen, in his capacity as
                                           the investment  advisor  for  Pequod
                                           Investments,   L.P.,  Pequod  Inter-
                                           national,  Ltd.  and   the  Accounts

      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See, 18 U.S.C. 1001).